news release

ArcelorMittal announces financial calendar and dividend schedule for 2011

Luxembourg, 16 December 2010 - ArcelorMittal today announces its financial calendar and a detailed dividend payment schedule for 2011.

Earnings results announcement

•	08 February 2011 Results for 4th quarter 2010 and 12 months 2010

•	11 May 2011 Results for 1st quarter 2011

•	27 July 2011 Results for 2nd quarter 2011 and 6 months 2011

•	3 November 2011 Results for 3rd quarter 2011 and 9 months 2011

General Meetings of Shareholders

•	25 January 2011 (Luxembourg, Ordinary Meeting of Shareholders and Extraordinary Meeting of Shareholders)

•	10 May 2011 (Luxembourg, Annual General Meeting)

Institutional investor events

•	23 September 2011 (IR Day with GMB)

Individual investor event

•	15 June 2011

Detailed dividend payment schedule for 2011

The schedule includes, for each quarter of 2011, the amount of the dividend, the ex-dividend, record and payment dates, as well as the date at which the foreign exchange rate is fixed to determine the value in euros of the dividend, which is announced in US dollars.

All data included in this schedule are subject to shareholder approval.

The schedule is available on ArcelorMittal's website www.arcelormittal.com, under Investors and Shareholders > Share Information > Dividend Payment Schedule.